UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-86012

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

(Full title of the plan)

AMERISOURCEBERGEN CORPORATION

(Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Chesterbrook, PA	19087-5594
(Address of principal executive offices of issuer of securities)	(Zip code)

PHARMERICA, INC. 401(K) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and for the year ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

PharMerica, Inc. 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

To the Trustees of

PharMerica, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the PharMerica, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 20, 2005

PharMerica, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2004	2003
Assets
Investments
Registered investment companies	$63,227,322	$49,841,428
Common collective trust fund	9,774,424	8,710,211
Common stock fund	874,894	735,530
Participant loans	1,135,587	1,048,890

Total investments	75,012,227	60,336,059

Receivables
Participant contributions	251,269	—
Employer contributions	121,652	60,450

Total receivables	372,921	60,450

Net assets available for benefits	$75,385,148	$60,396,509

See notes to financial statements.

PharMerica, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$1,437,297
Net appreciation in fair value of investments	6,024,117

7,461,414

Contributions:
Participant	8,129,101
Employer	3,645,950
Rollover	592,020

12,367,071

Transfer in from merged plan	29,270

Total additions	19,857,755

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	4,855,612
Administrative expenses	13,504

Total deductions	4,869,116

Net increase	14,988,639
Net assets available for plan benefits:
Beginning of year	60,396,509

End of year	$75,385,148

See notes to financial statements.

3

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

NOTE 1 – DESCRIPTION OF PLAN

PharMerica, Inc. is a wholly-owned subsidiary of AmerisourceBergen Corporation. The following description of the PharMerica, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is sponsored by PharMerica, Inc. (the “Company”) and is intended to qualify as a salary reduction plan under Section 401(k) and as a qualified defined contribution plan under Section 401(a) of the Internal Revenue Code (“IRC”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

All eligible employees of the Company, as defined, may elect to participate in the Plan, provided that such employees are not persons covered under a collective bargaining agreement and only upon completion of 90 days of service.

The Plan trustee, record keeper and asset custodian is Fidelity Management Trust Company (“Fidelity”).

Contributions

Effective January 1, 2004, the Plan was amended to allow participants to defer 1% to 50% of their pretax compensation, as defined in the Plan, through contributions to the Plan to the extent that the contributions comply with IRC limitations. Participant contributions are not subject to federal income taxes until withdrawn, in accordance with Section 401(k) of the IRC. Participants are not allowed to make any other contributions to the Plan except for rollover contributions from other retirement plans.

Additionally, the Company contributes 100% of the first 3% of the participant’s contribution, and 50% of the next 2% of the participant’s contribution, but not exceeding a total of 4% of the participant’s compensation, as defined.

As of December 31, 2003, the Plan was due a Qualified Non-Elective Contribution to be allocated to the Non-Highly Compensated participants of $60,450. This contribution was made in 2004 to satisfy the Average Deferral Percentage Test.

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates. Such amounts are remitted biweekly to Fidelity for investment based on the investment options designated by the Plan’s participants.

Upon enrollment, a participant may direct investment of employee and employer contributions to any of the Plan’s fund options. Participants may change their investment options at any time.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings, and is charged with an allocation of (a) administrative expenses and (b) Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their own contributions and actual earnings or losses thereon. In addition, effective January 1, 2004, participants are immediately vested in their Company matching contribution and actual earnings or losses thereon.

Prior to January 1, 2004, Company contributions had vested on a 4-year graded schedule. Effective January 1, 2004, (December 31, 2003 for those participants who transferred employment to Pharmacy Healthcare Solutions, Ltd. on January 1, 2004), participants became 100% vested in all previous Company contributions.

Participant Loans

Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the last 12 months or 50% of their vested account balance. This amount will be transferred from the participant’s account and placed in a separate Participant Loan Fund. Interest charged on participant loans is credited to the individual participant accounts.

The term of the loan may not exceed five years unless it qualifies as a primary residence loan, in which case the loan may not exceed 15 years. Participant loans are collateralized by the vested balance in the participant’s account and bear interest at a rate based on quotes received from a financial institution as chosen by the advisory committee. Foreclosure on defaulted participant loans does not occur until a distributable event, as defined, occurs. At December 31, 2004, participant loans are shown as separate investments of the Plan, with interest rates ranging from 5.00% to 10.50%.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

Withdrawals and Payment of Benefits

A participant’s vested account, less any loans outstanding, is distributed in a lump sum upon retirement. Benefits are also payable upon a participant’s termination, death or total or permanent disability, at the election of the participant or their beneficiary, in a lump sum. In addition, hardship withdrawals are permitted if certain criteria are met.

Forfeited Accounts

Prior to January 1, 2004, if a participant separated from service before fully vesting, the portion of the account attributable to nonvested employer contributions plus/minus actual earnings or losses thereon was not forfeited until the earlier of the date the participant received a distribution or the date the participant incurred a five-year break in service. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company matching contributions. Employer matching contributions were reduced by forfeitures of $614 during the year ended December 31, 2004. Forfeited nonvested accounts totaled $211,987 and $203,923 at December 31, 2004 and 2003, respectively.

Risks and Uncertanties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan’s net assets available for benefits after Plan expenses will be distributed to each participant according to his or her account balance, which will be immediately 100% vested.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect the amounts reported in the financial statements and in accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of Registered Investment Companies are quoted at market prices, which represent the net asset value of shares held by the Plan at year-end. Participation units of the Common Collective Trust Fund are valued by the fund’s trustee, based on the market values of the underlying assets of the fund. The AmerisourceBergen Stock Fund is valued at its year-end closing price (constituting market value of shares owned, plus un-invested cash position). Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included as a component of dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of registered investment companies and a common collective trust fund managed by an affiliate of Fidelity. Fidelity acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

The plan held investments in AmerisourceBergen common stock with a fair value of $874,894 and $735,530 as of December 31, 2004 and 2003, respectively. Dividends of approximately $1,411 were received during the year ended December 31, 2004.

The Company paid the majority of the administrative expenses of the Plan for the year ended December 31, 2004.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

NOTE 4 – INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2004	2003
Fidelity Growth Company Fund	$11,449,489	$9,711,160
Fidelity Diversified International Fund	15,939,394	12,839,654
Fidelity Spartan U.S. Equity Index Fund	18,959,879	16,735,425
PIMCO Total Return Fund - Administrative Class	5,835,661	5,079,192
Fidelity Managed Income Portfolio II Class I	9,774,424	8,710,211

During the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment companies	$5,979,314
Common stock fund	44,803

$6,024,117

NOTE 5 – TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated July 11, 2003, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

PharMerica, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements (continued)

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$75,385,148	$60,396,509
Participant loans deemed distributed	(12,462)	—

Net assets available for benefits per Form 5500	$75,372,686	$60,396,509

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2004
Benefits paid to participants per the financial statements	$4,855,612
Add: Amounts allocated on Form 5500 to deemed distributions of participant loans	14,216
Less: Amounts allocated on Form 5500 to repayments on participant loans previously deemed distributed	(1,754)

Benefits paid to participants per Form 5500	$4,868,074

Schedule 1

PharMerica, Inc. 401(k) Profit Sharing Plan

Schedule of Assets (Held at End of Year)

EIN: 74-2019242 Plan No.: 002

Schedule H, line 4i - Schedule of Assets (Held At End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
* Fidelity Magellan Fund	Registered Investment Company	$705,931
* Fidelity Growth Company Fund	Registered Investment Company	11,449,489
* Fidelity Low-Priced Stock Fund	Registered Investment Company	2,860,241
* Fidelity Diversified International Fund	Registered Investment Company	15,939,394
* Fidelity Mid-Cap Stock Fund	Registered Investment Company	802,269
* Fidelity Freedom Income Fund	Registered Investment Company	134,294
* Fidelity Freedom 2000 Fund	Registered Investment Company	163,877
* Fidelity Freedom 2010 Fund	Registered Investment Company	621,753
* Fidelity Freedom 2020 Fund	Registered Investment Company	1,437,228
* Fidelity Freedom 2030 Fund	Registered Investment Company	453,016
* Fidelity Freedom 2040 Fund	Registered Investment Company	312,856
* Fidelity Spartan U.S. Equity Index Fund	Registered Investment Company	18,959,879
Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio - Class B	Registered Investment Company	659,717
Oakmark Select Fund	Registered Investment Company	1,960,533
PIMCO Total Return Fund - Administrative Class	Registered Investment Company	5,835,661
Washington Mutual Investors Fund - Class A	Registered Investment Company	931,184
* Fidelity Managed Income Portfolio II Class I	Common Collective Trust Fund	9,774,424
* AmerisourceBergen Common Stock Fund	Common Stock Fund	874,894
* Participant Loans	Interest rates from 5.00% to 10.50%	1,135,587

Total		$75,012,227

*	Party in Interest

Note: Cost information has not been presented as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PharMerica, Inc. 401(k) Profit Sharing Plan

By:	/s/ John M. Lanier
John M. Lanier
Vice President, Finance PharMerica, Inc.

June 28, 2005